Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2024 of Thomson Reuters Corporation of our report dated March 6, 2025 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.1, which is incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (Nos. 333-284827 and 333-279991), Form S-8 (Nos. 333-218186, 333-188914, 333-126782, 333-135721, 333-152029, 333-162035 and 333-12284) and Form F-3 (No. 333-150560) of Thomson Reuters Corporation and the Registration Statements on Form F-3 (No. 333-280007) and Form F-4 (No. 333-284840) of TR Finance LLC of our report dated March 6, 2025 referred to above. We also consent to the reference to us under the heading “Interests of Experts,” which appears in Exhibit 99.1, which is incorporated by reference in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 6, 2025